

Island Savoy LLC

Financial Statements

Covering date of incorporation (3/4/2021) to 11/30/2021

Island Savoy Market

Balance Sheet

As of November 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - 0407	33,839.01
Total Bank Accounts	**$33,839.01**
Total Current Assets	**$33,839.01**
Fixed Assets	
Appliances & Equipment	26,602.57
Computers	1,959.19
Furniture & Fixtures	1,664.68
Tenant Improvement Costs	
Construction Supplies	4,652.41
Labor/Construction	21,851.00
Total Tenant Improvement Costs	**26,503.41**
Total Fixed Assets	**$56,729.85**
TOTAL ASSETS	**$90,568.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 1000	19,773.57
Total Credit Cards	**$19,773.57**
Other Current Liabilities	
Payroll Liabilities	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$19,773.57**
Long-Term Liabilities	
Personal HELOC	15,844.00
Total Long-Term Liabilities	**$15,844.00**
Total Liabilities	**$35,617.57**
Equity	
Ashley Equity	
Ashley Distributions	-4,001.00
Ashley Investments	35,000.00
Total Ashley Equity	**30,999.00**
Mike Equity	50,000.00
Mike Investments	12,011.18
Total Mike Equity	**62,011.18**
Retained Earnings	-2,500.00
Net Income	-35,558.89
Total Equity	**$54,951.29**
TOTAL LIABILITIES AND EQUITY	**$90,568.86**

Island Savoy Market

Profit and Loss

March 4 - November 30, 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	348.35
Website Hosting	371.28
Total Advertising & Marketing	**719.63**
Bank Charges & Fees	55.00
Classes & Trainings	15.00
Design Services	2,125.00
Insurance	418.44
Interest Paid	0.45
Legal & Professional Services	4,788.68
Architectural Services	20,511.24
Bookkeeping & Accounting Services	120.90
Total Legal & Professional Services	**25,420.82**
Licenses & Permits	2,048.57
Meals & Entertainment	87.12
Office Supplies & Software	474.16
Postage & Shipping	165.00
Software - Bookkeeping & Accounting	200.00
Software - Business Plan & Financials	59.85
Total Office Supplies & Software	**899.01**
Payroll Expenses	119.95
Payroll Taxes	122.39
Payroll Wages	1,041.67
Taxes & Licenses	376.00
Tools & Construction Equipment	237.51
Utilities	1,502.93
Cell Phone	219.62
Phone & Internet	155.96
Total Utilities	**1,878.51**
Waste Disposal & Hauling	600.00
Total Expenses	**$36,165.07**
NET OPERATING INCOME	**$ -36,165.07**
Other Income	
Cash Back Rewards	106.18
Other income	500.00
Total Other Income	**$606.18**
NET OTHER INCOME	**$606.18**
NET INCOME	**$ -35,558.89**

Island Savoy Market

Statement of Cash Flows
March 4 - November 30, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-35,558.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amex 1000	19,773.57
Payroll Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,773.57**
Net cash provided by operating activities	**$ -15,785.32**
INVESTING ACTIVITIES	
Appliances & Equipment	-24,802.57
Computers	-1,959.19
Furniture & Fixtures	-364.68
Tenant Improvement Costs:Construction Supplies	-4,652.41
Tenant Improvement Costs:Labor/Construction	-21,851.00
Net cash provided by investing activities	**$ -53,629.85**
FINANCING ACTIVITIES	
Personal HELOC	15,844.00
Ashley Equity:Ashley Distributions	-4,001.00
Ashley Equity:Ashley Investments	35,000.00
Mike Equity:Mike Investments	6,411.18
Sona Stevens Equity:Sona Investments	50,000.00
Net cash provided by financing activities	**$103,254.18**
NET CASH INCREASE FOR PERIOD	**$33,839.01**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$33,839.01**

Island Savoy Market

Ashley Equity Ending Balance: $30,999.00

Date	Ref No.	Payee	Memo	Increase	Decrease	Stat	Balance
	Type	**Account**				**Auto**	
11/16/2021		Ashley Rogers	Zelle Instant Pmt To Ashley Rogers Usbgbtd62sq5 - reimb for prev deposits to ISM		$2,000.00		$30,999.00
	Expense	Checking - 0407					
11/16/2021		Ashley Rogers	Zelle Instant Pmt To Ashley Rogers Usb2onz62sqa - reimb for prev deposits to ISM		$2,000.00		$32,999.00
	Expense	Checking - 0407					
11/16/2021		Ashley Rogers	Zelle Instant Pmt To Ashley Rogers Usbn36962rsh - test		$1.00		$34,999.00
	Expense	Checking - 0407					
11/08/2021		Ashley Rogers	Deposit (JCR)	$25,000.00			$35,000.00
	Deposit	Checking - 0407					
09/24/2021		Ashley Rogers	Electronic Deposit Patelco Ext Tfr (DLG)	$5,000.00			$10,000.00
	Deposit	Checking - 0407					
09/23/2021		Ashley Rogers	Electronic Deposit Patelco Ext Tfr (DLG)	$5,000.00			$5,000.00
	Deposit	Checking - 0407					

Island Savoy Market

Mike Equity Ending Balance: $62,011.18

Date	Ref No.	Payee	Memo	Increase	Decrease	Stat	Balance
	Type	Account				Auto	
08/27/2021		Sona Stevens	Electronic Deposit Sona Stevens (Gift)	$50,000.00			$62,011.18
	Deposit	Checking - 0407					
08/26/2021		Red Tie Printing	Payment for business cards, copies of ABC permit notice	$45.00			$12,011.18
	Expense	Checking - 0407					
07/08/2021		UPS Store	Payment for notarization for ABC permit affidavit	$30.00			$11,966.18
	Expense	Checking - 0407					
07/06/2021		Red Tie Printing	Payment for coming soon poster	$35.00			$11,936.18
	Expense	Checking - 0407					
07/02/2021		CreativeMarket.com	Payment for logo fonts (2)	$84.00			$11,901.18
	Expense	Checking - 0407					
06/28/2021		Tierney Conner Architecture	Payment for architectural plans	$1,500.00			$11,817.18
	Expense	Checking - 0407					
06/14/2021		Alameda Sun	Payment for fictitious business name newspaper filing	$75.00			$10,317.18
	Expense	Checking - 0407					
06/14/2021		City of Alameda	Payment for business license	$117.00			$10,242.18
	Expense	Checking - 0407					
05/27/2021		Adam Smith	Payment for consulting for business plan	$1,800.00			$10,125.18
	Expense	Checking - 0407					
04/26/2021	169	Alameda County Clerk	Payment for fictitious business name	$40.00			$8,325.18
	Expense	Checking - 0407					
04/19/2021		City of Alameda	Payment for business license	$114.00			$8,285.18
	Expense	Checking - 0407					
03/18/2021		SunDoc	Payment for LLC filing	$446.18			$8,171.18
	Expense	Checking - 0407					
03/14/2021	162	The Tide Design Co.	Payment for market/cafe interior concepts & drawings	$2,125.00			$7,725.00
	Expense	Checking - 0407					
02/24/2021		Melons Catering	Payment for baker's racks (2), deli slicer, hand truck	$400.00			$5,600.00
	Expense	Checking - 0407					

Date	Ref No.	Payee	Memo	Increase	Decrease	Stat	Balance
	Type	**Account**				**Auto**	
01/03/2021		Mission Cheese	Payment for furniture & appliances	$1,350.00			$5,200.00
	Expense	Checking - 0407					
01/03/2021			Opening Balance	$650.00			$3,850.00
	Journal	-Split-					
01/03/2021				$700.00			$3,200.00
	Journal	-Split-					
12/04/2020	161	The Tide Design Co.	Payment for market/cafe interior concepts & drawings	$2,500.00			$2,500.00
	Expense	Checking - 0407					

Island Savoy LLC

NOTES TO THE FINANCIAL STATEMENTS
Period ending November 30, 2021

1. ORGANIZATION AND PURPOSE

Island Savoy, LLC (the "Company"), is a corporation organized under the laws of the State of California.

The Company operates retail grocery market and derives income from the sale of food and beverages.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.